

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2019

Christopher J. Zolas
Chief Financial Officer
Natural Resource Partners L.P.
1201 Louisiana St.
Suite 3400
Houston, TX 77002

> **Re: Natural Resource Parnters L.P.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2019**
> **Filed May 8, 2019**
> **File No. 001-31465**

Dear Mr. Zolas:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2019

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 35

1. Please revise to disclose the conclusion of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the period covered by the report. Refer to Rule 307 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or Joel Parker at (202) 551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining